Confidential Treatment Requested by Klaviyo, Inc.

Certain confidential information in this letter has been omitted and provided separately in an unredacted version to the Securities and Exchange Commission. Confidential treatment has been requested pursuant to 17 C.F.R. Section 200.83 with respect to the omitted portions, which are identified in this letter as filed via EDGAR with a placeholder identified by the mark “[***].”

Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

July 7, 2023
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Austin Pattan
Jeff Kauten
Joseph Cascarano
Robert Littlepage

Re:      Klaviyo, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 12, 2023
CIK No. 0001835830
Ladies and Gentlemen:
This letter is submitted on a confidential basis on behalf of Klaviyo, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on May 12, 2023 (the “Draft Registration Statement”), as set forth in the Staff's letter dated June 9, 2023 addressed to Andrew Bialecki, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.
Select Defined Terms, page ii

1.We note your definitions of monthly and annual recurring revenue. Please explain the importance of monthly recurring revenue and annual recurring revenue when evaluating the financial condition and operations of your business and whether they are key performance metrics.

Securities and Exchange Commission
July 7, 2023

RESPONSE: The Company acknowledges the Staff's comment, and respectfully advises the Staff that the Company does not consider monthly recurring revenue (“MRR”) or annual recurring revenue (“ARR”) to be key performance metrics. The Company believes that such measures are merely point-in-time calculations that provide a useful perspective on current customer subscription levels as of such point in time. As noted by the Company in the definition of MRR on page ii of the Amended Draft Registration Statement, such measures are not determined by reference to historical revenue, deferred revenue or any other U.S. GAAP financial measure over any period, and the Company believes that such measures do not directly correlate to the Company’s future revenue or results of operations to be expected in future periods, since the Company’s customers generally have the contractual ability to increase or decrease their subscriptions and usage of the Company’s platform on an ongoing basis. The principal purposes of MRR and ARR as used by the Company are, among other things, (i) to observe point-in-time trends in subscription and usage of its platform among its customer base (e.g., ARR is a component of the Company’s calculation of its Dollar-Based Net Revenue Retention Rate), (ii) to segment the Company’s customer base into certain sizes and classifications based on current point-in-time subscription levels (e.g., ARR is a component of the Company’s calculation of Customers Generating Over $50,000 of ARR) and (iii) to estimate the size of the Company’s total addressable market opportunity based on average ARR for customers of varying sizes. The Company also notes for the Staff that it does not provide, nor does it intend to provide, aggregate MRR or ARR amounts as of any particular date, because the Company believes that these measures are not predictive of future revenues or results of operations, and the Company therefore believes that providing such metrics on a stand-alone basis would be misleading to potential investors.

Prospectus Summary, page 1

2.We note your disclosure of revenue growth and gross profits. In order to provide proper balance to this information, please revise to present your net losses for the periods presented with equal prominence.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 3 and 100 of the Amended Draft Registration Statement to present the Company’s net losses for the periods presented with equal prominence.

3.We note your statement that your total addressable market opportunity outside the United States is at least as large as your domestic opportunity. Please provide the basis for this statement.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the calculation of the Company’s total addressable market opportunity in the United States is based on the number of businesses in the United States, as provided by Statista. As described in further detail on pages 5 and 103 of the Amended Draft Registration Statement, the Company then uses representative data from its existing customer base to extrapolate an estimate of its total addressable market opportunity in the United States. The Company respectfully submits that it believes that it is a reasonable assumption that there are at least as many businesses in the rest of the world

Securities and Exchange Commission
July 7, 2023

outside the United States as there are in the United States alone, based, in part, on the size of the global population and the size of the global economy. The Company believes that the same extrapolation method can therefore be reasonably applied to the total number of businesses globally in order to provide an estimate of the Company’s total addressable market opportunity outside the United States. However, since the total number of businesses globally is difficult to quantify, and in order to provide a conservative estimate of the Company’s total addressable market opportunity, the Company has assumed that the total addressable market opportunity for all potential territories outside of the United States is the same as the total addressable market opportunity within the United States.

4.To provide context to your statements regarding your NRR over the past seven quarters and your average CAC payback over the past eight quarters, please disclose these measures for the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 74, 100, 105 and 106 of the Amended Draft Registration Statement to provide NRR and CAC payback period as of and for the quarter ended March 31, 2023, respectively, on page 80 of the Amended Draft Registration Statement to provide NRR as of December 31, 2023, on pages 2 and 100 of the Amended Draft Registration Statement to provide NRR as of the end of each of the nine quarters ending March 31, 2023, and on page 114 of the Amended Draft Registration Statement to provide CAC payback period for the five quarters ended March 31, 2023.

5.Please disclose the period over which you measured the median time for a new customer to generate KAV.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 5 and 105 of the Amended Draft Registration Statement to specify the measurement period for the median time for a new customer to generate KAV.

Risk Factors
As we seek to move up-market, we expect our sales cycle…, page 25

6.Please disclose the average length of your sales cycle.

RESPONSE: In response to the Staff’s comment, the Company has revised page 25 of the Amended Draft Registration Statement to disclose the median length of the Company’s sales cycle. The Company respectfully advises the Staff that the Company believes that using a metric that excludes outliers, such as the median length of the sales cycle, is more useful to investors, and is the metric the Company uses in financial and operational decision making. The length of the average sales cycle is skewed towards a longer period by the length of the sales cycle for certain customers that the Company believes are outliers. Accordingly, the Company believes the length of the average sales cycle is not indicative of the length of the sales cycle applicable to most of the Company’s customers, and could potentially be misleading to investors.

We rely upon a third-party provider…, page 31

7.We note your disclosure that you depend on a service agreement with a third party to support your cloud infrastructure. Please identify the third-party provider, describe the

Securities and Exchange Commission
July 7, 2023

material terms of this agreement including the term and termination provisions and consider filing it as an exhibit to your registration statement. Refer to item 601 of Regulation S-K.

RESPONSE: In response to the Staff's comment, the Company respectfully advises the Staff that the third-party provider is Amazon Web Services (“AWS”). The Company further advises the Staff that the Company has reviewed its arrangements and relationship with AWS, and that based on its review, the Company believes that it is not required to describe the material terms of the agreement with AWS or file the agreement as an exhibit pursuant to Item 601 of Regulation S-K. The service agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course of its business, and it is not a contract on which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, the Company respectfully submits that other providers of cloud infrastructure provide comparable offerings, including companies with resources that are comparable to those of AWS, such as AT&T Global Services, Google, Hewlett Packard, IBM, Microsoft and Oracle, and the Company believes that these providers could provide services to host the Company’s infrastructure that are substantially similar to the services the Company receives from AWS. In addition, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive to the Company's business, the Company believes that such a transition would not cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to describe the material terms of the agreement or file the agreement as an exhibit pursuant to Item 601 of Regulation S-K.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock, page 56

8.Please briefly describe the provisions in your amended and restated certificate of incorporation and amended and restated bylaws that require a super-majority vote to amend.

RESPONSE: The Company respectfully advises the Staff that it intends to describe the provisions in its amended and restated certificate of incorporation and amended and restated bylaws that will require a super-majority vote in a subsequent submission of the Company’s Draft Registration Statement on Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 72

9.You state that you have seen “organic demand growth from customers in other verticals” outside of eCommerce. Please quantify the percentage of your revenues from customers that operate in these other industries.

Securities and Exchange Commission
July 7, 2023

RESPONSE: In response to the Staff’s comment, the Company has revised page 73 of the Amended Draft Registration Statement to disclose the percentage of revenue from customers outside of eCommerce for the period presented.

10.Please provide a definition for “SMBs,” “mid-market companies” and “large enterprises.”

RESPONSE: The Company respectfully advises the Staff that it defines SMBs as businesses with $100,000 to $20 million in gross merchandise value (“GMV”), mid-market companies as businesses with $20 million to $400 million in GMV, and large enterprises as businesses with over $400 million in GMV. We define GMV as the amount of revenue our customers generate through their eCommerce stores. We do not subtract refunds or chargebacks from our calculation of GMV. The Company has revised page 74 of the Amended Draft Registration Statement accordingly to add these definitions.

Results of Operations, page 79

11.We note that as your customers increase their usage of your platform, they move to higher subscription tiers. Please expand your revenue discussion and analysis and clarify how much of the increase in revenue was due to existing customers moving into a higher tiered pricing structure.

RESPONSE: In response to the Staff’s comment, the Company has revised page 80 of the Amended Draft Registration Statement to expand its revenue discussion and analysis to show the increase in ARR due to existing customers moving into a higher tiered pricing structure. The Company respectfully advises the Staff that the Company is not able to generate the financial information with the required level of detail needed to accurately calculate year-over-year increases in revenue attributable only to existing customers moving into a higher tiered pricing structure. This is due to a number of factors inherent to the Company’s pricing model. For instance, (i) customer spend is subject to seasonal variation, which results in customers moving into higher and lower pricing tiers at multiple times throughout the year, such that the Company does not believe that total revenue generated is a meaningful measure of a customer's average pricing tier, (ii) overage charges for a month are billed with fixed subscription revenue in a single invoice, such that the monthly amount of revenue generated by a customer is not necessarily indicative of its current pricing tier and (iii) customers may not have been under contract for the entire duration of a particular year, but were customers for the entirety of the subsequent year, as a result of which a comparison of revenue generated by those customers on a year-over-year basis could lead to an artificially high increase in revenues that is not helpful to management as an operational metric and could be misleading to investors; an alternative would be for the Company to remove all such customers from its year-over-year comparison data set, although this would meaningfully decrease the sample size. As such, the Company respectfully advises the Staff that the Company believes that the use of ARR, which is a point-in-time measurement of a customer’s then-current subscription tier, measured at the same measurement date year-over-year, provides a more reliable measure of customer usage that is not impacted by seasonality, monthly overages or inconsistent measurement periods, and therefore better illustrates the increase usage of existing products and movement into higher pricing tiers. Notwithstanding the foregoing, the Company does

Securities and Exchange Commission
July 7, 2023

not use the metric of year-over-year increase in ARR in managing its business and evaluating its performance.

Business
Challenges Facing Our Customers, page 101

12.Please identify the third party that conducted the survey of marketing decision makers and clarify whether you commissioned this survey.

RESPONSE: In response to the Staff’s comment, the Company has revised page 101 of the Amended Draft Registration Statement to remove the reference to the survey of marketing decision makers.

Certain Relationships and Related Party Transactions
Agreements with Shopify, page 135

13.Please file the revenue sharing agreement with Shopify as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it intends to file the revenue sharing agreement with Shopify Inc. (“Shopify”), dated July 28, 2022 (the “RSA”), as an exhibit under Item 601(b)(10)(ii)(A) in a subsequent submission of the Company’s Draft Registration Statement on Form S-1.

Shares Eligible for Future Sale
Lock-Up Agreements and Market Standoff Provisions, page 151

14.We note that your lock-up agreements are “subject to certain exceptions.” Please describe these exceptions.

RESPONSE: The Company respectfully advises the Staff that it intends to describe the exceptions to the lock-up agreements in a subsequent submission of the Company’s Draft Registration Statement on Form S-1 once the terms of the lock-up agreements have been finalized with the underwriters.

Consolidated Financial Statements, page F-1

15.We note Shopify is a related party. Separately state on the face of your balance sheet, income statement, and statement of cash flows all related party amounts and transactions pursuant to Rule 4-08(k) of Regulation S-X.

RESPONSE: The Company respectfully advise the Staff that there was no revenue earned from Shopify for the year ended December 31, 2022. Additionally, Shopify held no equity interest in the Company as of the year ended December 31, 2021. Other applicable disclosures with respect to Shopify are provided within the financial statements and Note 2. Summary of Significant Accounting Policies in the notes to the financial statements. Please be advised that there are no other entities that meet the definition of a related party under Rule 4-08(k) of Regulation S-X that require separate presentation.

Securities and Exchange Commission
July 7, 2023

The Company respectfully advises the staff that Shopify does not meet the 10% ownership threshold in the definition of a related party as prescribed by ASC 850 Related Party Disclosures. Further, Shopify’s current ownership percentage is less than 5%. The Investment Option held by Shopify (which is currently exercisable) elevates its beneficial ownership above 5%, however, since the Investment Option has an exercise price of $88.9274 per share, the Company does not believe the exercise of the Investment Option is reasonably probable as of the date of such financial statements given the current fair value of the Company’s Common Stock. In addition, as Shopify does not meet the 10% ownership threshold under ASC 850 Related Party Disclosures and Rule 4-08(k) of Regulation S-X, the Company believes that separate presentation of these amounts on the face of the financial statements would not be reflective of the relationship between the Company and Shopify.

Given these circumstances, we respectfully submit to the Staff that our disclosures in the financial statements and Note 2 provide sufficient disclosure of the transactions with Shopify.

Note 2. Summary of Significant Accounting Policies
Shopify Collaboration Agreement, page F-9

16.We note you entered into 3 separate agreements with Shopify Inc., including the revenue share agreement. Please clarify the terms and conditions of the revenue share agreement, including how you determined Shopify is a vendor and not a customer and how the revenue share is calculated.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that concurrently with the entry into the Collaboration Agreement, the Company and Shopify entered into the RSA. The term of the RSA is concurrent with the term of the Shopify Collaboration Agreement and will terminate upon the termination of the Collaboration Agreement. The RSA requires the Company to make certain payments to Shopify, which are comprised of payments for the Shopify Core Revenue Share and payments for the Shopify Plus Integration Fee, as consideration for the receipt of certain benefits and services from Shopify, including those provided in the Collaboration Agreement. The calculation of the amounts payable under the RSA for each of the Shopify Core Revenue Share and Shopify Plus Integration Fee are further described below:

•Shopify Core Revenue Share: For all revenue generated through the use of the Company's email and Short Message Service marketing applications by Shopify merchants designated as “Shopify Core Merchants” in respect of leads attributed to Shopify, the Company is obligated to pay Shopify the lesser of [***]% of such revenues or the amounts owed to Shopify under the terms of Shopify’s standard partnership agreements applicable to all Shopify partners (which is currently 0% of the first $1 million of total revenues and 15% of any revenues exceeding the $1 million threshold).

•Shopify Plus Integration Fee: For each Shopify merchant designated as “Shopify Plus” that uses the Company’s platform, the Company is obligated to pay Shopify a monthly integration fee of $[***] (which amount may be increased annually, at Shopify’s election, up to a maximum increase of between [***]%-[***]%, as calculated based on a formula provided in the Shopify Revenue Sharing

Securities and Exchange Commission
July 7, 2023

Agreement) where all of the following circumstances apply: (a) the Shopify Plus Merchant was a member of Shopify’s Plus program at the end of the relevant month; (b) one or more of the Shopify Plus Merchant’s covered stores had the Company’s application installed at both the beginning and at the end of the relevant month; and (c) the Company’s application received a webhook request and/or made any Application Programming Interface calls against one or more of the Shopify Plus Merchant’s covered stores in the relevant month (in other words, the Company’s application is integrated with the Shopify platform and data is flowing between them).

The Company advises the Staff that in order to determine whether Shopify meets the criteria of a customer, the Company used ASC 606-10-15-3, which states that “a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The Collaboration Agreement is a services contract under which the Company is receiving marketing services from Shopify in exchange for payments under the RSA. The RSA is a mechanism for Shopify to be compensated for the customer acquisition and marketing services Shopify is providing to the Company. Shopify is not a reseller or distributor of the Company’s platform, nor does Shopify provide any services on the Company’s behalf. While the Company may perform certain activities under the Collaboration Agreement, such as booking co-hosted events, these are non-revenue generating services that the Company provides in the ordinary course of business and Shopify is not receiving services from the Company in respect of the Collaboration Agreement.

The Company is the party who is providing services to its customers and is the principal in its arrangements with its customers. As such, it is the Company’s view that Shopify is a vendor and not a customer.

17.In regard to the common stock warrant agreement, please tell us, citing the relevant accounting guidance, how you determined the warrants issued should be classified as prepaid assets and not as expenses.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that per ASC 718-10-35-1A, a grantor is required to “recognize the goods acquired or services received in a share-based payment transaction with nonemployees when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges a share-based payment for an enforceable right to receive those goods or services.”

As 25% of the warrants vested immediately, upon issuance, such equity instruments are issued and outstanding at the inception of the arrangement. The issuance of these warrants represented an up-front payment for future services to be received under the Collaboration Agreement. Since the warrants issued are non-employee awards, compensation cost is recognized in the same manner as if the Company had paid cash to acquire the services consistent with ASC 718-10-35-1C. As a result, instead of immediately recognizing an expense in the period the warrants were issued, the Company deferred the expense and have recorded such amount as a prepaid asset, and the corresponding expense will be recognized over the term of the Collaboration Agreement.

Securities and Exchange Commission
July 7, 2023

The Collaboration Agreement has an initial contractual term of seven years, and Shopify does not have the right to terminate the Collaboration Agreement for convenience. Therefore, the appropriate expense recognition period for the warrants is seven years since this is the period of time over which the Company will receive the marketing services provided by Shopify. All expense associated with the warrants, including the portion considered a prepaid asset and the subsequent vesting portions, should be amortized into expense over the seven-year period that the Company will receive the corresponding services, in the same manner as if the Company had paid cash for the services.

Note 10. Redeemable Common Stock, Common Stock, and Stockholders’ Deficit
Redeemable Common Stock, page F-24

18.We note that you determined the fair value of the redeemable common stock shares utilizing the subject company transaction method and then used the option pricing method to allocate the fair value to each class of your stock. Please revise your filing to disclose in more detail the underlying assumptions utilized in the subject company transaction method and option pricing method, including the discount factor for lack of marketability, and how these assumptions were derived.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 94 and 95 of the Amended Draft Registration Statement to include detail surrounding the underlying assumptions utilized and how such assumptions were derived.

General

19.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Signature Page Follows.

Securities and Exchange Commission
July 7, 2023

We hope the foregoing answers are responsive to your comments. If you should have any questions concerning this correspondence, please contact the undersigned at (650) 752-3226.
Sincerely,

/s/ Bradley C. Weber
Bradley C. Weber
Goodwin Procter LLP

cc:        Andrew Bialecki, Klaviyo, Inc.
Amanda Whalen, Klaviyo, Inc.
Landon R. Edmond, Klaviyo, Inc.
Cameron S. Vermette, Klaviyo, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
Kristin A. Gerber, Goodwin Procter LLP
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Helen Theung, Sidley Austin LLP